UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 333-267771

SAG Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

14 Ang Mo Kio Street 63

Singapore 569116

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On October 22, 2024, SAG Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Wilson-Davis & Co., Inc., as representative of the underwriters, in connection with its initial public offering (the “IPO”) of 875,000 ordinary shares, par value US$0.0005 per share (the “Shares”) at a public offering price of US$8.00 per share.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other parties in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission. This summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

The Company’s registration statement on Form F-1 (File No. 333-267771) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2022 (as amended, the “Registration Statement”) was declared effective by the SEC on September 30, 2024.

The Shares began trading on the Nasdaq Capital Market on October 23, 2024, under the ticker symbol “SAG.” The Offering closed on October 24, 2024. The total net proceeds to the Company from the IPO, net of discounts, expenses and expense allowances, were approximately $4.9 million. A final prospectus relating to the IPO was filed with the SEC on October 22, 2024.

Other Events

In connection with the IPO, the Company issued a press release on October 22, 2024 announcing the pricing of the IPO and a press release on October 24, 2024 announcing the closing of the IPO. The press releases, furnished in this report as Exhibit 99.1 and Exhibit 99.2, are incorporated herein by reference and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

1.1	Underwriting Agreement dated October 22, 2024 between the Company and Wilson-Davis & Co., Inc.
99.1	Press Release on Pricing dated October 22, 2024
99.2	Press Release on Closing dated October 24, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SAG Holdings Limited

Date: October 24, 2024	By:	/s/ Neo Chin Heng
Neo Chin Heng
Chief Executive Officer